U.S. Plastic Lumber Corp. Logo

CONTACT:

U.S. Plastic Lumber Corp.
Mark S. Alsentzer, CEO
Michael D. Schmidt, CFO

KCSA Worldwide
Evan Smith, CFA or Erica Pettit
212-896-1251 or 212-896-1248

MEDIA RELEASE

U. S. PLASTIC LUMBER CORP. ANNOUNCES
FOURTH QUARTER AND YEAR 2002 OPERATING RESULTS

-Company Reports Positive Operating Impact From Restructuring-

For immediate release:

BOCA RATON, Fla.—(BUSINESS WIRE)— March 31, 2003—U.S. Plastic Lumber Corp. (NasdaqSC: USPL) today announced its unaudited operating results for the fourth quarter and full year ended December 31, 2002. The results and discussion that follow pertain solely to the Company’s continuing Plastic Lumber operations, as USPL completed the previously announced sale of its environmental recycling and remediation business, Clean Earth, Inc., (“CEI”) on September 9, 2002.

Revenues for the fourth quarter of 2002 were $9.2 million compared with $10.3 million for the same quarter in 2001, a decrease of 11%. Revenues declined relative to the prior period primarily due to lower revenues from building products and, to a lesser extent, the exiting of the resin trading business. USPL reported that during the fourth quarter of 2002, the Company introduced a new formulation to improve the performance of its building products. The Company believes the improved formulation will result in higher revenues and improved product performance in 2003 and beyond. Loss from continuing operations in the fourth quarter of 2002 was $1.5 million, or $0.02 per basic and diluted share, as compared to $11.1 million, or $0.29 per basic and diluted share, in the fourth quarter of 2001, due to an income tax benefit recorded during the quarter and lower selling, general and administrative (“SG&A”) expenses. Net loss for the fourth quarter of 2002 was $6.4 million, or $0.10 per basic and diluted share, as compared to $26.8 million, or $0.69 per basic and diluted share, same quarter in 2001. The fourth quarter of 2001 was negatively impacted by an asset impairment charge of $13.5 million at USPL’s discontinued environmental recycling and remediation business and the requirement to reduce the carrying value of the assets of this division to fair value, and an increase in the environmental recycling division’s allowance for doubtful accounts of $3.2 million related to work performed in 1999 and 2000 that is in dispute with a governmental agency.

For the twelve months ended December 31, 2002, USPL reported revenues of $49.0 million, as compared to $57.8 million in the prior year. The decline in revenue during the current period was primarily a result of lower sales of the Company’s building products, as well as the Company’s decision to exit the resin trading business which resulted in no revenue contribution from this business in 2002 compared with approximately $5.2 million of resin trading revenues in 2001. Loss from continuing operations for 2002 was $16.4 million, or $0.33 per share, as compared to $38.5 million, or $1.08 per share, primarily due to lower restructuring and asset impairment charges, SG&A and income tax expense in 2002 as compared with 2001. Net loss for 2002, including income from the discontinued environmental recycling and remediation business, was $15.8 million, or $0.33 per basic and diluted share, compared with $48.2 million or $1.34 per basic and diluted share in 2001.

Mark Alsentzer, Chairman, CEO and President of USPL said, “The completion of the CEI sale and the restructuring of our outstanding convertible debentures in the third quarter of 2002 resulted in a reduction of our total debt from $71.6 million at the end of 2001 to $30.0 million at the end of 2002. In addition, during the fourth quarter we have secured a new $13.0 million credit facility. These events have strengthened our financial position and will enable us to more effectively take advantage of the growing market opportunity in both the commercial and consumer markets for our products.”

Mr. Alsentzer concluded, We believe we have now established a platform with improved financial, operational, and distribution capabilities to meet the growing demand for our products. The combination of the company’s restructured balance sheet and improved products being introduced in 2003, should enable the Company to capitalize on the market’s continued acceptance of alternative wood products.”

The Company also announced today that it would delay filing its Annual Report on Form 10-K for the year ended December 31, 2002. As a result of the sale of CEI, USPL restated its year ended December 31, 2001 and 2000 consolidated financial statements to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2002, to reflect the operations of Clean Earth as discontinued operations, in conformity with generally accepted accounting principles. During 2002 USPL terminated its engagement with its principal accountants who reported on the Company’s financial statements for the years ended December 31, 2001 and 2000, and engaged new principal accountants for the fiscal year ending December 31, 2002. On March 27, 2003, the Company was informed by its previous accountants that presently they will not report on the restated financial statements for the years ended December 31, 2001 and 2000. As a result, the Company has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 with the Securities and Exchange Commission. The Company said that it will endeavor to file its Form 10-K on or before the fifteenth day following the prescribed filing date. However, there can be no assurance that the deadline can be met.

U. S. Plastic Lumber Corp. is engaged in the manufacture of plastic lumber, returnable packaging and other value added products from recycled plastic. U. S. Plastic Lumber is the nation’s largest producer of 100% HDPE recycled plastic lumber. Headquartered in Boca Raton, Florida, USPL is a highly integrated, nationwide processor of a wide range of products made from recycled plastic feedstocks. USPL creates high quality, competitive building materials, furnishings, and industrial supplies by processing plastic waste streams into purified, consistent products. USPL’s products are environmentally responsible and are both aesthetically pleasing and maintenance friendly. They include such brand names as Carefree Xteriors®, RecycleDesign™, Trimax®, Earth Care™, and OEM products including Cyclewood®. USPL currently operates three plastic manufacturing centers.

Certain statements and information included in this press release constitute ``forward-looking statements’’ within the meaning of the Federal Private Securities Litigation Reform Act of 1995. When used in this press release, the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “projected”, “intends to” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities

Litigation Reform Act of 1995. Such statements are subject to certain risks, known and unknown, and uncertainties, including but not limited to risks associated with the Company’s credit facilities and liquidity, the ability to obtain adequate financing on commercially acceptable terms, economic conditions, demand for products and services of the Company, newly developing technologies, the Company’s ability to compete, regulatory matters, protection of the Company’s proprietary technology, the effects of competition from entities with greater financial resources than that possessed by the Company and shareholder dilution. Such factors could materially adversely affect the Company’s financial performance and could cause the Company’s actual results for future periods to differ materially from any opinions or statements expressed within this press release. Additional discussion of such factors that could cause actual results to differ materially from management’s projections, forecasts, estimates and expectations is contained in the Company’s SEC filings.

TABLES FOLLOW

U.S. PLASTIC LUMBER CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001
(Dollars in thousands except share and per share amounts)

	2002	2001

Revenues, net:	$48,984	$57,830
Cost of goods sold	44,343	52,696

Gross profit	4,641	5,134
Selling, general and administrative expenses	13,346	19,109

Operating loss income excluding restructuring and asset impairment charges	(8,705)	(13,975)
Restructuring and asset impairment charges	453	11,493

Operating Loss	(9,158)	(25,468)
Other income (expense)	261	(120)
Interest expense	11,563	12,483
(Benefit) provision for income taxes	(4,093)	435

Loss from continuing operations	(16,367)	(38,506)
Discontinued operations:
Income (Loss) from operations of discontinued environmental recycling segment	3,757	(9,380)
Provision for income taxes	803	277
Loss on disposal of discontinued environmental recycling segment net of taxes	(2,431)	—

Income (loss) from discontinued operations	523	(9,657)
Net loss	(15,844)	(48,163)
Preferred dividends	(177)	(1,377)

Net loss attributable to common stockholders	$(16,021)	$(49,540)

Net Loss per common share — Basic and diluted:
Loss from continuing operations	$(0.33)	$(1.08)
Income (loss) from discontinued operations	0.01	(0.26)

Net loss per common share	$(0.32)	$(1.34)

Weighted average common shares outstanding — basic and diluted	49,687,681	36,973,930

U.S. PLASTIC LUMBER CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
Three Months Ended December 31, 2002 and 2001
(Dollars in thousands except share and per share amounts)

	2002	2001

Revenues, net:	$9,210	$10,297
Cost of goods sold	10,232	9,974

Gross profit	(1,022)	323
Selling, general and administrative expenses	3,689	6,772

Operating loss excluding restructuring and asset impairment charges	(4,711)	(6,449)
Restructuring and asset impairment charges	—	(154)

Operating loss	(4,711)	(6,295)
Other income (expense)	38	(100)
Interest expense	903	4,235
(Benefit) provision for income taxes	(4,093)	435

Loss from continuing operations	(1,483)	(11,065)
Discontinued operations:
Loss from operations of discontinued environmental recycling segment	(66)	(15,492)
Loss on disposal of discontinued environmental recycling segment, net of taxes	(4,068)	—
Provision for income taxes	803	277

Loss from discontinued operations	(4,937)	(15,769)
Net loss	(6,420)	(26,834)
Preferred dividends	—	(233)

Net loss attributable to common stockholders	$(6,420)	$(27,067)

Net Loss per common share — Basic and diluted:
Loss from continuing operations	$(0.02)	$(0.29)
Loss from discontinued operations	(0.08)	(0.40)

Net loss per common share	$(0.10)	$(0.69)

Weighted average common shares outstanding — basic and diluted	64,427,253	39,284,308